                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                           Viisage Technology, Inc.

                               (Name of Issuer)

                    Common Stock, Par Value $.001 Per Share

                        (Title of Class of Securities)

                                  92675K 10 6

                                (CUSIP Number)

                             Lau Acquisition Corp.
                                30 Porter Road
                              Littleton, MA 01460
                                with a copy to:
                           Charles J. Johnson, Esq.
                                 Hill & Barlow
                            One International Place
                               Boston, MA 02110
                                 617-428-3000

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               October 15, 2001

            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13.d-1(f) or 13d-1(g), check the following box.
       [X]

  CUSIP No. 92675K 10 6

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      Name of Reporting Person
 1

         Lau Acquisition Corp.           FEIN No. 04-3072930

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      Check the Appropriate Box if a Member of a Group
 2                                                              (a) [_]
                                                                (b) [_]

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      SEC Use Only
 3


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      Source of Funds
 4
                       OO (See Item 2 of Schedule 13D.)

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      Check if Disclosure of Legal Proceedings is Required
 5    Pursuant to Items 2(d) or 2(e)                                [_]


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      Citizenship or Place of Organization
 6
                           Massachusetts corporation

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                          Sole Voting Power
                     7
     NUMBER OF            6,291,367

      SHARES       -----------------------------------------------------------
                          Shared Voting Power
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               Sole Dispositive Power
                     9
    REPORTING             6,291,367

      PERSON       -----------------------------------------------------------
                          Shared Dispositive Power
       WITH         10
                          0

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      Aggregate Amount Beneficially Owned by Each Reporting Person
11
                                   6,420,608

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      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
12                                                                  [_]


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      Percent of Class Represented by Amount in Row (11)
13
                                    38.18%

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      Type of Reporting Person
14
                                      CO

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  CUSIP No. 92675K 10 6

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      Name of Reporting Person
 1

                                 Joanna T. Lau

------------------------------------------------------------------------------
      Check the Appropriate Box if a Member of a Group
 2                                                              (a) [_]
                                                                (b) [_]

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      SEC Use Only
 3


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      Source of Funds
 4
                       OO (See Item 2 of Schedule 13D.)

------------------------------------------------------------------------------
      Check if Disclosure of Legal Proceedings is Required
 5    Pursuant to Items 2(d) or 2(e)                                [_]


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      Citizenship or Place of Organization
 6
                                    U.S.A.

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                          Sole Voting Power
                     7
     NUMBER OF            1,000

      SHARES       -----------------------------------------------------------
                          Shared Voting Power
   BENEFICIALLY      8
                          6,419,608
     OWNED BY
                   -----------------------------------------------------------
       EACH               Sole Dispositive Power
                     9
    REPORTING             1,000

      PERSON       -----------------------------------------------------------
                          Shared Dispositive Power
       WITH         10
                          6,419,608
------------------------------------------------------------------------------
      Aggregate Amount Beneficially Owned by Each Reporting Person
11
                                   6,420,608

------------------------------------------------------------------------------
      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
12                                                                  [_]


------------------------------------------------------------------------------
      Percent of Class Represented by Amount in Row (11)
13
                                    38.18%

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      Type of Reporting Person
14
                                      IN

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  CUSIP No. 92675K 10 6

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      Name of Reporting Person
 1

                                 Denis K. Berube

------------------------------------------------------------------------------
      Check the Appropriate Box if a Member of a Group
 2                                                              (a) [_]
                                                                (b) [_]

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      SEC Use Only
 3


------------------------------------------------------------------------------
      Source of Funds
 4
                       OO (See Item 2 of Schedule 13D.)

------------------------------------------------------------------------------
      Check if Disclosure of Legal Proceedings is Required
 5    Pursuant to Items 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      Citizenship or Place of Organization
 6
                                    U.S.A.

------------------------------------------------------------------------------
                          Sole Voting Power
                     7
     NUMBER OF            128,241

      SHARES       -----------------------------------------------------------
                          Shared Voting Power
   BENEFICIALLY      8
                          6,292,367
     OWNED BY
                   -----------------------------------------------------------
       EACH               Sole Dispositive Power
                     9
    REPORTING             128,241

      PERSON       -----------------------------------------------------------
                          Shared Dispositive Power
       WITH         10
                          6,292,367
------------------------------------------------------------------------------
      Aggregate Amount Beneficially Owned by Each Reporting Person
11
                                   6,420,608

------------------------------------------------------------------------------
      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
12                                                                  [_]


------------------------------------------------------------------------------
      Percent of Class Represented by Amount in Row (11)
13
                                    38.18%

------------------------------------------------------------------------------
      Type of Reporting Person
14
                                      IN

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

Item 1. Security and Issuer

     This Statement on Schedule 13D relates to the Common Stock, par value $.001 per share (the "Shares"), of Viisage Technology, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 30 Porter Road, Littleton, MA 01460.

     The Issuer originally operated as the Viisage Technology Division (the "Division") of Lau Acquisition Corp. ("Lau"). In 1996, Lau formed the Issuer and subsequently transferred substantially all of the assets of the Division to the Issuer in exchange for all of the issued and outstanding Shares of the Issuer and the assumption by the Issuer of certain of the Division's liabilities.

     This Schedule 13D is being filed by the Reporting Persons (as defined in the response to Item 2) to supersede the Schedule 13G filed by Lau on February 13, 1997, and amended on February 11, 1998 and February 12, 1999 (SEC file no. 005-49557). The initial Schedule 13G was correctly filed by Lau at the time of the Issuer's initial public offering, but the amended
     Schedule 13G filings were in error. A Schedule 13D should have been filed instead of the first amended Schedule 13G. Had that been done, the second amended Schedule 13G -- and this Schedule 13D -- could have instead been amended Schedule 13Ds.

     This Schedule 13D is also being filed to report the recent disposition of certain Shares of the Issuer. It is not being filed to report a change in investment purpose.

Item 2. Identity and Background

     This Schedule 13D is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

     (i)   Lau;

     (ii)  Joanna T. Lau ("Ms. Lau"); and

     (iii) Denis K. Berube ("Mr. Berube").

     Lau is a Massachusetts corporation doing business as Lau Technologies with its principal address at 30 Porter Road, Littleton, MA 01460. The principal business of Lau is the marketing and sale of defense electronics and facial recognition technologies.

     Ms. Lau is a citizen of the United States. The principal occupation of Ms. Lau is serving as President of Lau, which is carried out at 30 Porter Road, Littleton, MA 01460. Ms. Lau is the owner of approximately 56% of the outstanding capital stock of Lau. As such owner, Ms. Lau has the ability to direct the investment decisions of Lau. As a result, Ms. Lau may be deemed the beneficial owner of the Shares held for the account of Lau.

     Mr. Berube is a citizen of the United States, and is the spouse of Ms. Lau. The principal occupation of Mr. Berube is serving as Executive Vice President and Chief Operating Officer of Lau. Mr. Berube is also Chairman of the Board of Directors of Issuer.

     The name, business address and present principal occupation or employment of each director and executive officer of Lau are set forth in Exhibit 1, attached hereto and incorporated by reference.

     During the past five years, neither Lau, Ms. Lau, Mr. Berube nor, to Lau's, Ms. Lau's or Mr. Berube's knowledge, any of Lau's directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he, or she or it was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law, or finding any violation with respect to such laws.

                                       5
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Item 3. Source and Amount of Funds or Other Consideration

     Not applicable. No purchase is being reported.


Item 4. Purpose of Transaction

     Lau has issued to certain of its employees and other third parties options to purchase an aggregate of 832,000 shares of Issuer common stock held by Lau, of which 441,168 options have been exercised, including 429,607 in the 45 days prior to the date of this Statement.

     Lau holds the shares for investment purposes.

     Other than the Charter Amendment described below, Lau has no present plans or proposals for: (a) the acquisition of additional Shares or other securities of the Issuer or for the disposition of Shares or other securities of the Issuer (other than acquisitions or dispositions that might occur as a result of the exercise of any outstanding options), (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer, (c) a sale or transfer of a material amount of assets of the Issuer, (d) any change in the present board of directors or management of the Issuer, (e) any material change in the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's business or corporate structure, (g) any other material change in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing any of the Issuer's securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) causing any securities of the Issuer to become eligible for termination of registration pursuant to
     Section 12(g)(4) of the Act, or (j) any similar actions. Lau intends to evaluate on a continuing basis the Issuer's business operations and prospects, as well as general economic and equity market conditions. Based on such evaluations, its plans regarding the Issuer may change.

     The Issuer intends to solicit written consents from its stockholders to amend its Restated Certificate of Incorporation (the "Charter Amendment") to increase the authorized number of common shares and has filed a Preliminary Consent Solicitation Statement with the Securities and Exchange Commission. The Charter Amendment is not in response to any effort by any of the Reporting Persons to accumulate stock or to gain control of the Issuer by any means.

     The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed of, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

Item 5. Interest in Securities of the Issuer

(a)
(1) Lau is the beneficial owner of 6,231,367 Shares which it owns outright, and 60,000 Shares issuable pursuant to stock options currently exercisable (representing approximately 37.51% of the total number of Shares which would be outstanding assuming the exercise of all of the options held by Lau and Mr. Berube).

(2) Ms. Lau is the beneficial owner of 1,000 Shares which she owns outright, and she may be deemed the beneficial owner of (i) the 6,231,367 Shares owned by Lau, (ii) 60,000 Shares issuable to Lau pursuant to stock options, (iii) 82,745 Shares owned by Mr. Berube, and (iii) 45,496 Shares issuable to Mr. Berube pursuant to stock options exercisable within the next 60 days (representing approximately 38.18% of the total number of Shares which would be outstanding assuming the exercise of all the options held by Lau and Mr. Berube). Ms. Lau disclaims beneficial ownership of all Shares other than those that she owns outright.

(3) Mr. Berube is the beneficial owner of 82,745 Shares which he owns outright and 45,496 Shares issuable pursuant to stock options. He may be deemed the beneficial owner of (i) 6,231,367 Shares held by Lau, (ii) 60,000 Shares issuable to Lau pursuant to stock options, and (iii) 1,000 Shares held by Ms. Lau (representing approximately 38.18% of the total number of Shares which would be outstanding assuming the exercise of all of the options held by Lau and Mr. Berube). Mr. Berube disclaims beneficial ownership of all Shares other than those he owns outright and those issuable to him pursuant to stock options.

(b)
(1) Lau may be deemed to have the sole power to direct the voting and disposition of the 6,291,367 Shares held by Lau (assuming the exercise of all of the options held by Lau).

(2) Ms. Lau may be deemed to have the sole power to direct the voting and disposition of the 1,000 Shares held by Ms. Lau, and shared power to direct the voting and disposition of the 6,291,367 Shares held by Lau (assuming the exercise of all of the options held by Lau) and the 82,745 shares held by Mr. Berube, and the 45,496 Shares issuable to him through stock options (assuming the exercise of these options by Mr. Berube).

(3) Mr. Berube may be deemed to have the sole power to direct the voting and disposition of the 143,241 Shares held by him or issuable to him through stock options, and he may be deemed to have the shared power to direct the voting and disposition of the 6,291,367 Shares held by Lau (assuming the exercise of all of the options held by Lau), and the 1,000 shares held by Ms. Lau.

(c) Except as reported on Exhibit 2 hereto, there have been no transactions effected with respect to the Shares since September 23, 2001 by any of the Reporting Persons.

(d) As a Director of the Issuer, Mr. Berube may have influence over the corporate activities of the Issuer, including the declaration of dividends on the Shares.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

   The first sentence of the response to Item 4 above is hereby incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

Exhibit 1 - List of officers and directors of Lau.

Exhibit 2 - Transactions by Reporting Persons.

Exhibit 3 - Joint Filing Agreement.













                                  Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 27, 2001

Lau Acquisitions Corp.

By: /s/ Paul T. Principato
    ------------------------
    Paul T. Principato, Chief
    Financial Officer